10025650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2010
Washington, DC
110

SEC FILE NUMBER
8- 66431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodbridge Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 South Sixth Street, Ste 2005
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Goldfarb (612) 376-7388
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE, LLP
(Name – *if individual, state last, first, middle name*)

225 SOUTH SIXTH STREET, SUITE 2300	MINNEAPOLIS	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

K9
3/1

3/1

OATH OR AFFIRMATION

I, Steven Goldfarb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodbridge Financial Group, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAULA K. WORTMAN
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOODBRIDGE FINANCIAL GROUP, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Governors
Woodbridge Financial Group, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Woodbridge Financial Group, LLC (a limited liability company) as of December 31, 2009, and the related statements of operations, members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodbridge Financial Group, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 18, 2010

WOODBRIDGE FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash	$	140,057
Accounts receivable		40,995
Prepaid expenses		1,443
Property and equipment, net		12,090
TOTAL ASSETS	$	194,585
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	7,472
Members' equity		187,113
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	194,585

See accompanying notes to financial statements.

WOODBRIDGE FINANCIAL GROUP, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2009

REVENUES		
Transaction fees and consulting services	$	458,125
EXPENSES		
Employee compensation, commissions and benefits		206,433
Occupancy		76,462
General and administrative		139,755
TOTAL EXPENSES		422,650
OPERATING INCOME		35,475
OTHER INCOME		
Interest income		1,966
TOTAL OTHER INCOME		1,966
NET INCOME	$	37,441

See accompanying notes to financial statements.

WOODBRIDGE FINANCIAL GROUP, LLC

STATEMENT OF MEMBERS' EQUITY

Year ended December 31, 2009

Balance December 31, 2008	$	273,458
Capital contributions		15,000
Capital distributions		(138,786)
Net income		37,441
Balance December 31, 2009	$	187,113

See accompanying notes to financial statements.

WOODBRIDGE FINANCIAL GROUP, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2009

Net Income	$ 37,441
Adjustments to reconcile net income to net cash used for operating expenses	
Depreciation expense	5,845
Changes in operating assets and liabilities	
Accounts receivable	(40,995)
Prepaid expenses	(290)
Accounts payable and accrued expenses	(5,723)
NET CASH USED BY OPERATING ACTIVITIES	(3,722)
INVESTING ACTIVITY	
Proceeds from redemption of short term investments	100,000
NET CASH PROVIDED BY INVESTING ACTIVITIES	100,000
FINANCING ACTIVITY	
Partner contributions	15,000
Partner distributions	(138,786)
NET CASH USED BY FINANCING ACTIVITIES	(123,786)
NET CHANGE IN CASH	(27,508)
CASH, BEGINNING OF YEAR	167,565
CASH, END OF YEAR	$ 140,057

See accompanying notes to financial statements.

WOODBRIDGE FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

(1) Nature of business and significant accounting policies

Nature of business – Woodbridge Financial Group, LLC (the Company) provides investment banking and financial advisory services to corporate clients. All members experience limited liability to the extent of their capital balance.

A summary of the Company's significant accounting policies follows:

Cash – The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable – Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary at December 31, 2009. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account.

Revenue recognition – The Company earns revenue through retainer fees, success fees and consulting services.

Retainer fees: New clients pay non-refundable retainer fees upon engaging the Company. Retainer fees are considered earned when billed.

Consulting services: The Company bills and recognizes revenues for consulting services periodically as the services are performed as provided for under the terms of its agreement with the client.

Success fee: Success fees are owed to the Company on completion of a transaction. Success fees are recognized when the transaction is closed.

Reimbursable expenses are treated as expenses in the period in which they are incurred and revenue is recognized when clients are billed for these expenses.

Depreciation and amortization – Depreciation and amortization are computed by accelerated methods over estimated useful lives of five to seven years.

Income taxes – The Company is not a taxpaying entity for federal and state income tax purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the financial statements.

On January 1, 2009, the Company adopted a new standard related to the accounting for uncertainty in income taxes. The measurement and disclosure principles of the new standard normally do not affect the financial statements of an entity that is not subject to income tax. As it relates to the Company, additional income taxes due to an adjustment to income or disallowed deductions generally would be imposed on the members rather than the Company itself. However, there are certain exceptions where the Company would bear the burden of an uncertain tax position. The adoption of the new standard resulted in no effect to the Company's financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2006. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues during the reporting period. Actual results could differ from those estimates.

(2) **Property and equipment**

Property and equipment consisted of the following at December 31, 2009:

Computers and equipment	$	27,369
Furniture and fixtures		44,768
Total cost		72,137
Accumulated depreciation		60,047
Property and equipment, net	$	12,090

Depreciation expense charged to operations for the year ended December 31, 2009 was $5,845.

(3) **Leases**

The Company leases its office facility under an operating lease. The lease expires on July 12, 2012 and provides for base annual payments ranging from $38,181 to $44,268 over the term of the lease. The future minimum rental payments required under the operating lease are as follows:

Years Ending December 31,		
2010	$	41,935
2011		43,152
2012		25,823
Total	$	110,910

Total rental expense under operating leases was $76,462 for the year ended December 31, 2009.

(4) **Net Capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $132,585 which was $127,585 in excess of its required net capital of $5,000. The Company's net capital ratio was .06 to 1 at December 31, 2009.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2009 amended FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

(5) Members' equity

The Company reserves the right to purchase the equity of the other members.

(6) **Subsequent Events**

The Company has evaluated subsequent events occurring through February 18, 2010 the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

WOODBRIDGE FINANCIAL GROUP, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

COMPUTATION OF NET CAPITAL

Total members' equity	$	187,113
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		40,995
Prepaid expenses		1,443
Property and equipment, net		12,090
Non-allowable assets		54,528
Net capital before haircuts on securities positions		132,585
Haircuts on securities positions		-
Net capital	$	132,585

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	7,472

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,000
Excess net capital at 1,500 percent	$	127,585
Excess net capital at 1,000 percent	$	131,838
Ratio: Aggregate indebtedness to net capital		0.06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital, as reported in the Company's amended Part II FOCUS Report, Form X-17A-5 as of December 31, 2009	$	132,585
Net audit adjustments		-
Net capital per above	$	132,585

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors
Woodbridge Financial Group, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Woodbridge Financial Group, LLC (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Due to the size of the Company's accounting department, the Company has a lack of segregation of duties. We consider this item to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 18, 2010

WOODBRIDGE FINANCIAL GROUP, LLC

Minneapolis, Minnesota

FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2009